

April 6, 2011

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

> **Re: United Therapeutics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-26301**

Dear Mr. Ferrari:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 60

1. Due to the materiality of your provisions for estimated rebates and reimbursements, sales discounts, distributor fees and sales allowances, please revise the table on page 61 to separately disclose each allowance that reduces your revenues. Please disclose the following for each estimate:
   - Beginning balance,
   - Current provision related to sales made in current period,
   - Current provision related to sales made in prior periods,
   - Actual returns or credits in current period related to sales made in current period,
   - Actual returns or credits in current period related to sales made in prior periods, and

- Ending balance.

2. In addition, given that you base the sales allowance estimates for Adcirca on industry data, due to lack of sufficient historical data, please tell us and disclose whether there have been any material deviations between the Adcirca prescriptions and sales patterns and whether you have had to adjust the industry data or your reserves for these differences.

Notes to Consolidated Financial Statements
Note 20. Subsequent Event, page F-49

3. Regarding the February 2011 sale of Medicomp, please tell us how you determined that that this sale did not qualify for assets held for sale or discontinued operations presentation at December 31, 2010. As part of your response, please address the following:
   - Provide a timeline of events leading up to the sale of Medicomp,
   - Discuss the regulatory conditions that precluded you from meeting the criteria for assets held for sale classification under ASC 360-10-45-9; and
   - Discuss whether or not you expect the continuing cash flows from this component as discussed on page F-50 to be direct or indirect cash flows as a result of migration or continuation of activities and whether or not you expect the continuing cash flows to be significant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Melissa Rocha, Accounting Brach Chief, at (202) 551-3854 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant